U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

|_| Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

|X|  Form 3 Holdings Reported

|X|  Form 4 Transactions Reported

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1. Name and Address of Reporting Person*

   Clearwater Fund IV LLC
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   (Last)               (First)                 (Middle)

   611 Druid Road East, Suite 200
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                                    (Street)

   Clearwater, Florida  33756
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   (City)               (State)                 (Zip)

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2. Issuer Name and Ticker or Trading Symbol

   Monterey Pasta Company - PSTA

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3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4. Statement for Month/Year

   December 28, 1998
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5. If Amendment, Date of Original (Month/Year)

                    (1)
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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   |_|   Director                             |X|   10% Owner
   |_|   Officer (give title below)           |_|   Other (specify below)

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7. Individual or Joint/Group Filing (Check Applicable Line)

   |X|  Form filed by One Reporting Person
   |_|  Form filed by More than One Reporting Person

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* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Security Acquired (A) or        Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
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
Common Stock                                         3(3)                                                        (3)       (3)
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Common Stock                          3/5/98         S4(5)         2,365,066(5)  D(5)  $1.1375(5)
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Common Stock                          5/1/98         J(6)          1,746,979     A         (6)                    D
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Common Stock                          10/19/98       S4              5,000       D      $1.4375
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Common Stock                          10/20/98       S4              4,000       D      $1.4062
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Common Stock                          10/21/98       S4             35,000       D      $1.358
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Common Stock                          10/22/98       S4             46,000       D      $1.3633
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Common Stock                          10/23/98       S4              6,000       D      $1.375
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Common Stock                          10/26/98       S4             15,000       D       $1.36
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Common Stock                          10/27/98       S4              4,000       D       $1.36
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Common Stock                          10/28/98       S4             10,000       D       $1.36
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Common Stock                          10/30/98       S4              5,000       D       $1.36
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Common Stock                          11/2/98        S4              9,000       D     $1.3544
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Common Stock                          11/4/98        S4             10,000       D       $1.33
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Common Stock                          11/5/98        S4             34,045       D       $1.34
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Common Stock                          11/10/98       S4             57,000       D     $1.4957
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Common Stock                          11/11/98       S4             18,000       D      $1.477
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Common Stock                          11/12/98       S4             60,000       D     $1.4688
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Common Stock                          11/13/98       S4              5,000       D       $1.46
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Common Stock                          11/16/98       S4              8,000       D     $1.4516
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Common Stock                          11/17/98       S4              3,000       D       $1.42    1,483,934      D
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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
Series A
Convertible                                                                    Common
Preferred Stock      (5)              3                      11/1/96  8/1/98   Stock       (5)                      D3
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Series A
Convertible                                                                    Common
Preferred Stock      (5)     5/21/97  J4(6)           3,000  11/1/96  8/1/98   Stock       (5)     (6)    -0-
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Series A-1
Convertible                                                                    Common
Preferred Stock      (7)     5/21/97  J4(6)     3,000          (7)    3/21/99  Stock       (7)     (6)              D
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Series A-1
Convertible                                                                    Common
Preferred Stock     $1.11    12/8/97  C4                120    (7)    3/21/99  Stock     108,108
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Series A-1
Convertible                                                                    Common
Preferred Stock     $0.72    12/18/97 C4              2,880    (7)    3/21/99  Stock     4,000,000        -0-
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
Explanation of Responses:

(1) This Statement (i) constitutes the Reporting Person's Annual Statement on Form 5 with respect to the securities of the Issuer and (ii) amends and restates the information contained in the Reporting Person's (A) Form 3 filed as of March 23, 1998 and (B) Form 4 filed as of August 3, 1998, each with respect to the securities of the Issuer.
(2) This report shall not be deemed an admission that the Reporting Person is, for purposes of Section 16 of the Securities Exchange Act of 1934 (the "Act"), or otherwise, the beneficial owner of any equity securities covered by this statement. In addition, this report shall not be deemed an admission as to the acquisition or disposition of beneficial ownership of any equity securities covered by this statement for purposes of Section 16 of theAct or otherwise.
(3) As a result of the Reporting Person's direct acquisition of 71,000 shares of the Issuer's Common Stock on February 27, 1998, the Reporting Person became a member of a Section 13D "group" with its wholly-owned subsidiary, Clearwater Fund IV Ltd., which, as of such date, owned 4,112,045 shares of the Issuer's Common Stock.
(4)   Transaction previously reported by Reporting Person.
(5) Reflects a reduction in the indirect pecuniary interest of the Reporting Person as a result of the disposition of 2,365,066 shares of the Issuer's Common Stock by Clearwater Fund IV Ltd., the Reporting Person's wholly-owned subsidiary.
(6) In May 1998, the Reporting Person received 1,746,979 shares of Common Stock as a distribution in kind from Clearwater Fund IV, Ltd., the Reporting Person's wholly-owned subsidiary.


CLEARWATER FUND IV LLC.


/s/ Hans Frederic Heye                                          2/24/99
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    Hans Frederic Heye, Managing Member                           Date
    **Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.